From:	Choi, Richard T. [RTC@jordenusa.com]
Sent:	Friday, December 30, 2011 4:17 PM
To:	Nash, Susan
Cc:	Kotapish, William J.; Pickholz, Joyce M.; Samuel, Sally; 'Stewart.Gregg@allianzlife.com'; 'Cheryl.Graff@allianzlife.com'; Lauerman, Thomas C.
Subject:	RE: Draft Short Form Filing
Attachments:	Vision POS_485a Filing - Short Form.doc

Thanks. Caught two other dates that need to be changed. See attached.

From: Nash, Susan [mailto:NashS@SEC.GOV]
Sent: Friday, December 30, 2011 4:07 PM
To: Choi, Richard T.
Cc: Kotapish, William J.; Pickholz, Joyce M.; Samuel, Sally; 'Stewart.Gregg@allianzlife.com'; 'Cheryl.Graff@allianzlife.com'; Lauerman, Thomas C.
Subject: RE: Draft Short Form Filing

Thanks. Looking at it. Back to you soon.

From: Choi, Richard T. [mailto:RTC@jordenusa.com]
Sent: Friday, December 30, 2011 4:06 PM
To: Nash, Susan
Cc: Kotapish, William J.; Pickholz, Joyce M.; Samuel, Sally; 'Stewart.Gregg@allianzlife.com'; 'Cheryl.Graff@allianzlife.com'; Lauerman, Thomas C.
Subject: Draft Short Form Filing
Importance: High

Susan - Attached is the short-form I had in mind that would permit Edgarization within the time constraints.

Richard

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